Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by Enzon Pharmaceuticals, Inc.
Subject Company: Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.
Commission File No. 000-12957

The following newsletter was distributed to employees of Enzon Pharmaceuticals, Inc. (“Enzon”) and NPS Pharmaceuticals, Inc. (“NPS”) on April 15, 2003, in connection with the proposed business combination between Enzon and NPS.

•	R&D

R&D has been gathering departmental inventories, including manpower, skills, equipment and outsourcing, and preparing meeting schedules. On Friday, April 11, the Early Stage R&D sub-team discussed Phase transition, project teams, inventories, a Research Committee and future processes for greater communication and cooperation among R&D.

•	HR

The HR Team has prioritized several critical issues to focus on both near-term and longer-term including employee retention and motivation up to and after the closing, benefits and compensation program harmonization, payroll issues and stock/equity plans. The team is currently in the data collection and inventory phase, identifying the specific programs and policies of each company.

•	Finance

Finance has been focused on the integration of the accounting and payroll systems. They have made significant progress on the selection of an accounting and payroll system for the newly established entity.

•	IT

IT has been conducting department as well as company-wide meetings with representatives to gauge needs and solicit input for the newly established Intranet to be launched in conjunction with the closing of the merger.

•	Legal

Legal has been discussing the process for standardizing their respective filing systems and scheduling upcoming meetings for further collaboration.

•	Commercial Operations

Commercial Operations is working to coordinate all of the customer-oriented programs and communications for the two companies. The team has been scheduling upcoming visits to each other’s facilities.

•	Operations

The Operations team, which consists of the overall Operations team and the Technology Transfer and Quality/Compliance sub-teams, has been busy identifying an integrated approach with all facilities to accomplish their goals. They are developing role and responsibility charts based on skill sets as well as evaluating strategies, the project management process and standard operating procedures.

•	Corporate Communications

The Corporate Communications team has distributed the first monthly merger newsletter to employees. The team will hold a meeting at the Bridgewater location next week, which will focus on the integration of activities specific to external communications, such as press kits, the annual report process, and the corporate website. In addition to the team’s continued monitoring of employee suggestions and feedback, Pat Freston, the team’s leader, is in the process of setting up meetings with each team leader to identify and assist with specialized communications needs.

Cautionary Statement for the Purpose of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This week-in-review contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this newsletter include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

   In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, orby contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

   NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

   Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’swebsite at http://www.enzon.com.